United States securities and exchange commission logo





                             July 16, 2020

       Jason Brown
       Chief Executive Officer
       Called Higher Studios, Inc.
       231 Public Square, Suite 300, PMB-41
       Franklin, Tennessee 37064

                                                        Re: Called Higher
Studios, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 2, 2020
                                                            File No. 024-11220

       Dear Mr. Brown:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

       Amendment No. 1 to Form 1-A filed July 2, 2020

       Risk Factors
       The exclusive forum provision in our certificate of incorporation , page
7

   1. We note your response and revisions in response to comment 5. We reissue our comment in part. Please file a
revised Subscription Agreement reflecting that your exclusive forum provision does not
apply to claims under the federal securities laws.
       Bonus Shares for Certain Investors , page 27

   2. We note your response to comment 7 and we continue to evaluate the eligibility requirements of the
bonus program and may have further comments.
 Jason Brown
Called Higher Studios, Inc.
July 16, 2020
Page 2
General

3.       The notes to the Fee Table indicate that    the company will pay a
cash commission of
         3.5% to StartEngine Primary on sales of the Class A Voting Common
Stock,    while
         disclosure on page 27 states that StartEngine Primary will charge investors a non-
         refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the 3.5% cash commission/fee will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEnginge Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C)
         under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.
4. We note your response to comment 8 and we reissue the comment. In this regard, we note that you have a limited pool of bonus shares and that you are offering two types of bonus shares. Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool and include appropriate risk factor disclosure. In this regard, StartEngine OWNers will receive
         1 Bonus Share for every 10 shares they purchase up to an aggregate maximum of 90,580 shares. However, we also note that "certain investors (which may include StartEngine
         OWNers) are eligible to receive Bonus Shares of Class A Voting Common Stock equal to
         5% or 10% of the shares they purchase."
5. Please briefly disclose the steps an investor must take to subscribe for the stock in this offering. In this regard, we note that you have deleted the "Process of Subscribing"
         section.
       You may contact Robert Shapiro, Staff Accountant at 202-551-3273 or Theresa Brillant,
Staff Accountant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or
Jennifer L  pez, Staff Attorney at 202-551-3792 with any other questions.



FirstName LastNameJason Brown                                   Sincerely,
Comapany NameCalled Higher Studios, Inc.
                                                                Division of
Corporation Finance
July 16, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName